

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2023

Yi Shao
Chief Executive Officer
Oriental Culture Holding LTD
Room 1402, Richmake Commercial Building
198-200 Queen's Road Central, Hong Kong

> **Re: Oriental Culture Holding LTD**
> **Amendment No. 4 to Registration Statement on Form F-3**
> **Filed March 7, 2023**
> **File No. 333-262398**

Dear Yi Shao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2023 letter.

Amendment No. 4 to Registration Statement on Form F-3 Filed March 7, 2023

Risk Factors
"Nan County Public Safety Bureau has frozen certain bank accounts ... ", page 19

1. We note your amended disclosure in response to comment 1. Please revise to explain why you determined not to make any further withdrawals from the accounts. Also, please disclose the number of customers that currently have deposits in the accounts and the number of customers that have been able to successfully retrieve their deposits, if material.

General

2.   In the appropriate sections throughout your prospectus, please revise to discuss the February 24, 2023 Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies that was issued by the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration, its applicability to you, and the associated risks.

3.   We note your disclosure that "[a]fter the New Overseas Listing Rules are enacted, the relevant filing procedures of the CSRC and other governmental authorities will be required in connection with our offerings." Please clearly state whether this offering will be subject to the New Overseas Listing Rules and whether the offering is contingent upon receipt of approval from the CSRC. In this regard, disclose your responsibilities under the New Overseas Listing Rules and the current status of your compliance with the process. Please also expand your disclosure to discuss the risk and impact to your business operations and offering of securities if you do not receive the relevant approvals, including potential fines, penalties, or sanctions and discuss whether delisting is a potential consequence.

Please contact Cara Wirth at 202-551-7127 or Jennifer López Molina at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Li